Exhibit 99.1

FEMSA announces the pricing of the offering of shares of Heineken N.V. and Heineken Holding N.V. and the concurrent offering of exchangeable bonds exchangeable into shares of Heineken Holding N.V.

Monterrey, Mexico, February 17, 2023 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA” or, the “Company”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announces today the pricing of the sale by its wholly-owned subsidiary CB Equity LLP of existing issued ordinary shares (the “Shares”) of both Heineken N.V. and Heineken Holding N.V. (together, the “Heineken Group”) in the total amount of EUR 3.2 billion (approximately 7% of the combined interest in the Heineken Group) (the “Equity Offering”). The Company also announces today the pricing of an offering of senior unsecured exchangeable bonds in the aggregate principal amount of EUR 500 million (the “Bonds”), exchangeable into Shares of Heineken Holding N.V. (the “Exchangeable Offering” and together with the Equity Offering, the “Offering”).

Equity Offering

The Equity Offering was executed via an accelerated bookbuild to qualified investors.

The Equity Offering consisted of:

•	20,879,120 in Heineken N.V. representing 3.62% of the issued share capital at a price of EUR91.00 per share, raising gross proceeds of approximately 1.9 billion Euros.
•	17,333,518 Shares in Heineken Holding N.V. representing 6.02% of the issued share capital at a price of EUR75.00 per share, raising gross proceeds of approximately 1.3 billion Euros.

Exchangeable Offering

The Exchangeable Offering was offered and sold outside the United States to non-U.S. persons (as defined in Regulation S ("Regulation S") under the U.S. Securities Act of 1933 (the "U.S. Securities Act")).

The Bonds will have a maturity of 3 years (unless previously redeemed, exchanged or purchased and cancelled) and will pay a coupon of 2.625% per annum, payable annually in arrear on February 24 of each year, beginning on February 24, 2024 and will be issued at an issue price of 100% of their principal amount (i.e. 100 thousand Euros per Bond), resulting in an annual yield-to-maturity of 2.625% per annum. The exchange premium was set at a 27.5% premium above the clearing price per ordinary share of Heineken Holding N.V. in the Concurrent Equity Offering. Accordingly, the initial exchange price was set at EUR95.625 and the number of Shares in Heineken Holding N.V. underlying the Bonds at the initial exchange price is approximately 5.2m shares.

The Company will have the option to redeem all, but not some only, of the Bonds in certain circumstances, including from approximately 2 years after the issue date at their principal amount (together with accrued and unpaid interest to, but excluding, the relevant date fixed for redemption) provided that the value of the pro rata share of the Exchange Property in respect of a Bond shall have exceeded 130% of the principal amount of a Bond over a specified period. If not previously exchanged or redeemed, the Bonds will be redeemed at their principal amount on the maturity date, expected to be February 24, 2026. Upon exchange, the Company will have the flexibility to pay in cash, deliver the relevant pro rata share of the Exchange Property (comprising the underlying Heineken Holding N.V. shares) or deliver and pay a combination thereof.

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It is intended that an application will be made to admit the Bonds to trading on the Open Market (Freiverkehr) of the Frankfurt Stock Exchange within 90 days following the closing of the Exchangeable Offering.

Delta Placement

The Company has been advised by the Joint Bookrunners (as defined below) that the Joint Bookrunners have organised a simultaneous placement of existing Heineken Holding N.V. shares on behalf of certain subscribers of the Bonds who wish to sell these shares in short sales to purchasers procured by the Joint Bookrunners in order to hedge the market risk to which the subscribers are exposed with respect to the Bonds that they acquire in the Exchangeable Offering (the “Delta Placement”). The placement price for the existing Heineken Holding N.V. shares sold in the Delta Placement was EUR75.00 as determined via an accelerated bookbuilding process that was carried out by the Joint Bookrunners concurrently with the Equity Offering (together with the Equity Offering, the “Concurrent Equity Offering”).

The Company has not received and will not receive any proceeds, directly or indirectly, from any existing Heineken Holding N.V. shares sold pursuant to the Delta Placement.

Subscribers of Bonds on whose behalf the Delta Placement is organised will bear all costs associated therewith and any and all customary broking commissions.

Any offer or sale of existing shares in the Heineken Group in the Concurrent Equity Offering was made (A) (i) outside the United States in offshore transactions in reliance on Rule 903 of Regulation S under the U.S. Securities Act or (ii) within the United States to qualified institutional buyers (as defined in Rule 144A under the U.S. Securities Act) pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act, and (B) with respect to sales in the EEA or the UK, to qualified investors as defined in the Prospectus Regulation (as defined below).

The Company and its subsidiaries are subject to lock-up undertakings ending 90 days after the closing of the Exchangeable Offering, subject to customary exceptions, as well as waiver by the Joint Bookrunners.

The Company and its subsidiaries are subject to similar lock-up undertakings in the context of the Equity Offering.

Use of Proceeds

The Company will use the proceeds of the Offering for general corporate purposes and liability management exercises.

Bookbuilding Process

Settlement of the Equity Offering is expected to take place on February 21, 2023 with respect to all subscribers other than Heineken N.V. and Heineken Holding N.V. and February 24, 2023 with respect to Heineken N.V. and Heineken Holding N.V. as subscribers. The Exchangeable Offering is expected to close on February 24, 2023.

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Disclaimer

The Securities have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or, in the case of the Bonds or the shares to be delivered upon exchange of the Bonds, to U.S. persons, absent registration under the U.S. Securities Act or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act.

No action has been taken by the Company, the joint bookrunners of the offering (the “Joint Bookrunners”) or any of their respective affiliates that would permit an offering of the Bonds, the Shares or the existing Heineken Holding N.V. shares sold in the Delta Placement (together, the “Securities”) or possession or distribution of this announcement or any offering or publicity material relating to the Securities in any jurisdiction where action for that purpose is required. The distribution of this announcement and the offer and sale of the Securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or other information referred to herein comes are required by the Company and the Joint Bookrunners to inform themselves about, and to observe, any such restrictions.

The Securities are not being offered to the public in any jurisdiction and may not be offered to the public in any jurisdiction in circumstances which would require the preparation or registration of any prospectus or offering document relating to the Securities in such jurisdiction. This announcement is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful. This announcement does not contain or constitute an offer for sale or the solicitation of an offer to purchase securities in the United States, Australia, Canada, Japan or South Africa or in any jurisdiction in which such offer or solicitation is unlawful. There will be no public offer of the Securities in the United States, Australia, Canada, Japan or South Africa. No action has been taken by FEMSA, the Joint Bookrunners or any of their respective affiliates to permit a public offering of the Securities or possession or distribution of this announcement in any jurisdiction where action for that purpose is required. Neither this announcement nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or purchase whatsoever in any jurisdiction and shall not constitute or form part of an offer to sell or the solicitation of an offer to buy any securities in the United States or in any other jurisdiction.

This announcement does not comprise a prospectus for the purposes of the Prospectus Regulation (as defined below) and/or Part VI of the Financial Services and Markets Act 2000 of the United Kingdom or otherwise and has not been approved by the Dutch Authority for the Financial Markets (Stichting Autorireit Financiële Markten) or any other European securities supervisory authority. It is for information purposes only and is not to be relied upon in substitution for the exercise of independent judgement. It is not intended as investment advice and under no circumstances is it to be used or considered as an offer to sell to, or a solicitation of an offer to buy any security nor is it a recommendation to buy or sell any security.

This announcement and the offering when made are only addressed to, and directed in, member states of the European Economic Area (the “EEA”) (each, a “Member State”) and the United Kingdom, at persons who are “qualified investors” within the meaning of the Prospectus Regulation (“Qualified Investors”) or to and at other persons to whom the offering can otherwise be made pursuant to available exemptions under the Prospectus Regulation. For these purposes, the expression "Prospectus Regulation" means Regulation (EU) 2017/1129, as amended and Regulation (EU) 2017/1129 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”).

Solely for the purposes of the product governance requirements contained within: (a) EU Directive 2014/65/EU on Markets in Financial Instruments, as amended (“MiFID II”); (b) Articles 9 and 10 of Commission Delegated Directive (EU) 2017/593 supplementing MiFID II; (c) local implementing measures in the EEA; (d) Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the EUWA (“UK MiFIR”); and (e) the FCA Handbook Product Intervention and Product Governance Sourcebook (together, the “Product Governance Requirements”), and disclaiming all and any liability, whether arising in tort, contract or otherwise, which any “Manufacturer” (for the purposes of the Product Governance Requirements) may otherwise have with respect thereto, the Bonds have been subject to a product approval process, which has determined that: (i) the target market for the Bonds is (a) in the EEA, eligible counterparties and professional clients only, each as defined in MiFID II and (b) in the United Kingdom, eligible counterparties (as defined in the FCA Handbook Conduct of Business Sourcebook) and professional clients (as defined in UK MiFIR); and (ii) all channels for distribution of the Bonds to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Bonds (a "distributor") should take into consideration the Manufacturers’ target market assessment; however, a distributor subject to MiFID II or the Product Governance Requirements is responsible for undertaking its own target market assessment in respect of the Bonds (by either adopting or refining the Manufacturers’ target market assessment) and determining appropriate distribution channels.

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The target market assessment is without prejudice to the requirements of any contractual or legal selling restrictions in relation to any offering of the Bonds.

For the avoidance of doubt, the target market assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II or UK MiFIR; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Bonds.

The Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or the United Kingdom. For these purposes, a retail investor means (a) in the EEA, a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II and (b) in the United Kingdom, a person who is one (or more) of (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) no 2017/565 as it forms part of United Kingdom domestic law by virtue of the EUWA or (ii) a customer within the meaning of the provisions of the Financial and Services and Markets Act 2000 (the “FMSA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) no 600/2014 as it forms part of United Kingdom domestic law by virtue of the EUWA.

Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the "PRIIPs Regulation") or the PRIIPs Regulation as it forms part of United Kingdom domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Bonds or otherwise making them available to retail investors in the EEA or the United Kingdom has been prepared and therefore offering or selling the Bonds or otherwise making them available to any retail investor in the EEA or the United Kingdom may be unlawful under the PRIIPs Regulation and/or the UK PRIIPs Regulation.

In addition, in the United Kingdom, this announcement is being distributed only to, and is directed only at, Qualified Investors who are persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or who are high-net-worth entities and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “Relevant Persons”). This announcement is directed only at Relevant Persons and must not be acted on or relied on (i) in the United Kingdom, by persons who are not Relevant Persons, and (ii) in a Member State of the EEA, by persons who are not Qualified Investors. Any investment or investment activity to which this announcement relates is available only to (a) Relevant Persons in the United Kingdom and will be engaged in only with Relevant Persons in the United Kingdom and (b) Qualified Investors in Member States of the EEA. Any person in the United Kingdom who is not a Relevant Person should not act or rely on this announcement or any of its contents.

This announcement has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this announcement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Bonds may not be circulated or distributed, nor may the Bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

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Singapore SFA Product Classification: In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the “CMP Regulations 2018”), the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Bonds are ‘prescribed capital markets products’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

The Bonds have not been and will not be registered with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), and therefore, may not be publicly offered or sold in Mexico; the Bonds, however, may be offered or sold in Mexico, on a private placement basis, solely to investors that qualify as institutional or accredited investors, as defined under Mexican law, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law and regulations thereunder. The terms and conditions of the Bonds will be notified by the Company to the CNBV as required under applicable law for statistical and information purposes only. The delivery of such notice to, and the receipt thereof by, the CNBV, does not constitute or imply any certification as to the investment quality of the Bonds, or the solvency, liquidity or credit quality of FEMSA.

Any decision to purchase any of the Securities should only be made on the basis of an independent review by a prospective investor of the Company’s and the Heineken Group’s publicly available information. Neither the Joint Bookrunners, their respective affiliates or any of their or their respective affiliates’ directors, officers, employees, advisers or agents accept any liability arising from the use of, or make any representation or warranty, express or implied, as to the accuracy or completeness of, this announcement the Company’s publicly available information, or any other information relating to FEMSA, its subsidiaries or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this announcement or its contents or otherwise arising in connection therewith. The information contained in this announcement is subject to change in its entirety without notice up to the final settlement date.

No assurance can be given that the Exchangeable Offering or the Concurrent Equity Offering will be consummated or as to the ultimate terms of the Exchangeable Offering or the Concurrent Equity Offering. This announcement contains certain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. FEMSA is under no obligation and expressly disclaims any intention or obligation to update revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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Investor Contact (52) 818-328-6000 investor@femsa.com.mx femsa.gcs-web.com	Media Contact (52) 555-249-6843 comunicacion@femsa.com.mx femsa.com	February 17, 2023	| Page 5